UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: March 2019

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

MOTIF BIO PLC

FORM 6-K

REGULATORY NEWS SERVICE ANNOUNCEMENT

On March 26, 2019 Motif Bio plc (the “Company”) issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to announce that it has raised £2.7 million (US$3.55 million), before expenses by way of a placing in the United Kingdom via the issue of 45,000,000 ordinary shares in the capital of the Company with new and existing investors at an issue price of 6p per ordinary share, to provide the Company with additional working capital.

The Company is not making a public offering of securities in the United States. This announcement is for information purposes only and is not and does not constitute an offer to sell, solicitation of an offer to buy, or the sale of, any of the securities described therein in any jurisdiction where it would be unlawful to do so.

The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other applicable state securities laws.

Third Amendment to Loan and Security Agreement

On March 22, 2019, Motif Bio plc’s wholly owned subsidiary, Motif BioSciences Inc., entered into a third amendment agreement with its lender, Hercules Capital, Inc. in relation to the loan and security agreement issued in November 2017, as amended. A copy of the third amendment agreement is attached as Exhibit 99.2 hereto and incorporated by reference herein. In addition, Hercules Capital, Inc. provided Motif BioSciences, Inc. a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the loan and security agreement, as amended.

The information contained in this report on Form 6-K, including the regulatory news service announcement and third amendment agreement attached as Exhibit 99.1 and 99.2, respectively, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated March 26, 2019, entitled “Motif Bio Raises £2.7m (US$3.55m)”

Exhibit 99.2	Third Amendment to Loan and Security Agreement, dates as of March 22, 2019, by and between Motif Biosciences, Inc. and Hercules Capital, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By: /s/ Graham Lumsden

Name: Graham Lumsden

Title: Chief Executive Officer

Date: March 26, 2019